United States securities and exchange commission logo





                            January 31, 2023

       Chris Showalter
       Chief Executive Officer
       Lifezone Metals Limited
       Commerce House, 1 Bowring Road
       Ramsey, Isle of Man, IM8 2TF

                                                        Re: Lifezone Metals
Limited
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted January
3, 2023
                                                            CIK No. 0001958217

       Dear Chris Showalter:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted January 3, 2023

       Cover Page

   1. Please revise to disclose the anticipated relative ownership of your common stock between the GoGreen
Initial Holders (including Sponsor), PIPE Investors, existing
                                                        GoGreen shareholders,
and LHL Shareholders upon completion of the Proposed
                                                        Transactions.
 Chris Showalter
FirstName  LastNameChris
Lifezone Metals Limited Showalter
Comapany
January 31,NameLifezone
            2023         Metals Limited
January
Page 2 31, 2023 Page 2
FirstName LastName
Industry and Market Data, page 3

2.       We note your use of industry and market data provided to you by Wood
Mackenzie
         throughout the proxy statement/prospectus. Please revise to include the name and date of this report. To the extent you commissioned this information, please also provide Wood
         Mackenzie's consent in accordance with Rule 436.
Questions and Answers About the Proposed Transactions
Q: What will happen in the Proposed Transactions?, page 15

3. Revise your disclosure to include the cash value of the total consideration for the proposed transactions.
What equity stake will current GoGreen shareholders, the PIPE Investors and LHL Shareholders have in Lifezone Metals..., page 16

4. We note your disclosure includes equity ownership under three different redemption scenarios. Revise your disclosure to include a presentation reflecting the dilutive impact of shares issuable to the LHL Shareholders and the Sponsor pursuant to each triggering event under the earnout arrangement.
What interests do GoGreen's current officers and directors have in the Proposed Transactions?, page 20

5. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
6. We note your amended and restated memorandum and articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Material Contracts, page 22

7. Please file a copy of your Kelltech joint venture arrangement with Orkid S.a.r.l (a wholly owned subsidiary of SRL) as an exhibit to your registration statement, or tell us why you do not believe that it is a material agreement required to be filed pursuant to Item 8 of
         Form F-1 and Item 601(b)(10) of Regulation S-K.
Q: What happens if the Business Combination Proposal or the Merger Proposal is not approved?, page 22

8. Please update your disclosure to describe the extension to the time to complete an initial business combination to April 25, 2023 and describe the payment from the sponsor relating to the additional extension period.
 Chris Showalter
FirstName  LastNameChris
Lifezone Metals Limited Showalter
Comapany
January 31,NameLifezone
            2023         Metals Limited
January
Page 3 31, 2023 Page 3
FirstName LastName
Q: If I hold GoGreen warrants, can I exercise redemption rights with respect to my GoGreen warrants?, page 24

9. Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.
As we do not own the entire interest in our technology licensing, refinery and metals extraction businesses, other shareholders, page 57

10. We note your disclosure that in the event the Tranche 3 Investment is consummated, BHP would own a majority equity interest in KNL (representing a 51% indirect interest in
         TNL) and you would indirectly hold the remaining equity interest, and KNL would cease to be a majority-owned subsidiary of Lifezone Metals from that time onwards. We also note your disclosure on page 52 that your current business strategy relies on the Tranche 3
         Investment by BHP and you expect to largely rely on BHP to develop the Kabanga Project and operate the mine. Please revise your disclosure here or add a separate risk factor which clearly addresses the related economic impact to your shareholders, including
         GoGreen shareholders. Please also add a Q&A in your Questions and Answers section discussing the risks to shareholders relating to the Tranche 3 Investment.
Risk Factors
Risks Related to GoGreen and the Proposed Business Combination, page 104

11. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
We may not be able to complete the proposed Business Combination or any other business combination within the prescribed time frame, page 104

12. Please revise to describe the Extension Period and applicable Extension Payment and update to reflect the extension to the time to complete an initial business combination period to April 25, 2023.
Sponsor Support Agreement, page 144

13. We note that certain shareholders entered into a Sponsor Support Agreement and agreed to, among other things, waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
 Chris Showalter
FirstName  LastNameChris
Lifezone Metals Limited Showalter
Comapany
January 31,NameLifezone
            2023         Metals Limited
January
Page 4 31, 2023 Page 4
FirstName LastName
Ancillary Documents
New Registration Rights Agreement, page 145

14. We note that you will enter into a new registration rights agreement which will require
         Lifezone Metals to register the resale under the Securities Act certain shares of Lifezone
         Metals Ordinary Shares and other equity securities of Lifezone Metals that are held by the parties to the agreement. Please revise to disclose the amount of shares of common stock which will be subject to this registration rights agreement. Description of negotiation process with candidates other than Lifezone, page 149

15. You disclose that GoGreen submitted non-binding indications of interest, term sheets or proposals to three other companies in addition to Lifezone. You identify these private companies as Company A, Company B and Company C and note that each focused on the
         green transition that were consistent with GoGreen   s search criteria
and that you engaged
         in discussions with each of these companies but that GoGreen   s board
ultimately
         determined not to proceed with any of these potential business combination targets.
         However your disclosure in this section appears to focus almost exclusively on the
         Lifezone transaction. Please expand your discussion in this section to describe the process utilized to evaluate the other potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any alternative offers that were made or received. Your disclosure should clearly describe the reasons you did not further consider any alternative proposal.
The Business Combination
Background of the Proposed Transactions
Description of negotiation process with Lifezone, page 152

16. You disclose that on March 3, 2022 GoGreen submitted an initial letter of intent and the parties continued their negotiations over a variety of terms including matters related to
         Lifezone providing exclusivity, valuation, earn-outs, the scope of lock-ups, board governance of the combined company, closing conditions and other terms customary for a transaction of the type being proposed. Please expand your disclosure to include a more detailed description of the negotiations surrounding the material terms of the proposed transactions, including quantitative information where applicable. Your revised disclosure should ensure that investors are able to understand how the terms of the letter of intent evolved during negotiations.
17. You disclose that on March 24, 2022, GoGreen submitted a final draft of the initial letter of intent to Lifezone, which was accepted and signed by Lifezone that same day. The agreed initial letter of intent contained non-binding terms implying a pre-money equity value ascribed to LHL of $611 million. You further disclose that in arriving at the pre-
         money equity value, the parties considered the results of GoGreen   s
preliminary analysis
         of Lifezone, as well as the valuation ascribed to Lifezone "in prior financing
 Chris Showalter
FirstName  LastNameChris
Lifezone Metals Limited Showalter
Comapany
January 31,NameLifezone
            2023         Metals Limited
January
Page 5 31, 2023 Page 5
FirstName LastName
         transactions." Please revise your disclosure to summarize these analyses, and explain how these analyses were applied to determine Lifezone's enterprise value. Also, clarify whether GoGreen's preliminary analysis was the preliminary financial model of Lifezone presented to GoGreen by Sprott on February 23, 2022, which was composed of data related to comparable companies and different scenarios related to mine development, including base and upside cases, with and without using Hydromet Technology.
18. You disclose that terms of the Amended LOI included an updated valuation of a pre-
         money value ascribed to LHL of $626.8 million as well as other revised terms. Please revise to discuss the factors considered and the reasons for the increased valuation and additional details regarding any negotiations surrounding the minimum cash condition and earnout portion of the consideration.
Material Tax Considerations, page 167

19. We note your disclosure that the Merger is expected to constitute a transaction treated as a
            reorganization    under Section 368(a)(1)(F) of the Code. Your
disclosure further indicates
         that if the Merger qualifies as reorganization, a U.S. Holder who owns GoGreen securities and who exchanges such GoGreen securities for Lifezone Metals securities in the Merger generally is not expected to recognize gain or loss and the remainder of this section
         assumes that the Merger will be respected as a    reorganization.
As a result, it appears
         that the tax consequences may be material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us an analysis explaining why it is not necessary to do so. For guidance, refer to Section III of Staff Legal Bulletin 19
         (Oct. 14, 2011).
Information Related to GoGreen
Permitted Purchases of our Securities, page 181

20. We note your disclosure here and on pages 19 and 105 that the Sponsor, directors, officers, advisors or any of their respective affiliates may purchase shares in privately negotiated transactions or in the open market prior to the proposed transactions. You further state that the purpose of the share purchases could be to vote in favor of the business combination. Please provide your analysis on how such purchases comply with
         Rule 14e-5.
Information About Lifezone Holdings Limited, page 196

21. Please revise to fully describe the Kell-Sedibelo-Lifezone Refinery pursuant to Item 102 of Regulation S-K. In the description include the location, with appropriate maps, and an update on the project construction including the percentage of construction completed.
Intellectual Property, page 208

22. We note your disclosure that you have been granted or issued 112 patents and have 11 applications pending in 59 jurisdictions relating to your Hydromet Technology and
 Chris Showalter
Lifezone Metals Limited
January 31, 2023
Page 6
         associated processes. We also note your disclosure that you exclusively own the patents for the Kell Process Technology. Please disclose the type of patent protection, expiration dates, and applicable jurisdictions relating to your material patents. The Description of the Kabanga Project, page 241

23. Please revise to include the following property disclosure with respect to the Kabanga project pursuant to Item 1304(b) of Regulation S-K:
             describe existing infrastructure including roads, railroads, airports, ports, sources of water, and electricity,
             describe the name, number, and title of mineral rights including size or acreage, required payments, royalties, and expiration dates, describe any updates with respect to the hydrometallurgical process testing,
             include the total cost or book value of the property and its associated plant and equipment, and
             describe any significant encumbrances to the property.
24. We note that you disclose historical estimates of mineral resources in your filing. Please explain the basis for the inclusion of these historical estimates in your filing considering only current mineral resources, as defined under Item 1300 of S-K, should be disclosed in
         Commission filings. To the extent you are relying on the provisions of
Item 1304(h) of
         Regulation S-K, please clearly explain why this guidance applies to your situation based on the structure of your transaction.
25. Please revise to include the information required under Item 1305 of Regulation S-K with respect to your internal controls.
Unaudited Pro Forma Condensed Combined Financial Information
Earnout, page 270

26. Please tell us how you plan to account for the earnout shares, providing the authoritative literature that supports your view. Please also tell us how you considered any pro forma adjustments for these earnout shares.
Basis of Pro Forma Presentation, page 272

27. We note you describe the second pro forma scenario, or Scenario 2, as "Assuming
       Redemptions up to Minimum Cash Condition." However, your narrative discussion appears to describe a scenario in which the GoGreen shareholders redeem 50% of their
FirstName LastNameChris Showalter
       shares, resulting in a cash balance that exceeds the $50 million Minimum Cash Condition
Comapany    NameLifezone
       defined  at page 113.Metals
                              PleaseLimited
                                     explain how your description of this
scenario is appropriate or
Januaryrevise yourPage
        31, 2023    disclosure
                         6     accordingly.
FirstName LastName
 Chris Showalter
FirstName  LastNameChris
Lifezone Metals Limited Showalter
Comapany
January 31,NameLifezone
            2023         Metals Limited
January
Page 7 31, 2023 Page 7
FirstName LastName
1. Basis of Presentation, page 278

28. Please tell us how presenting an unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 complies with Rule 11-02(c)(2) of
         Regulation S-X which requires pro forma condensed statement of operation be filed for only the most recent fiscal year and interim period.
3. Pro-Forma Adjustments, page 279

29. We note pro forma adjustment (C) indicates that in calculating the expense for the difference between the fair value Lifezone Metals shares issued to GoGreen net assets contributed in accordance with IFRS 2, you have estimated the fair value of share consideration based on Lifezone Metals' enterprise valuation of approximately $1.4 billion. Please expand your disclosure to provide details sufficient to understand how you determined Lifezone Metals' enterprise valuation and for each scenario presented, the total consideration transferred including its underlying components and how the fair value of share consideration was measured and calculated. In addition, revise to show how the
         amounts of GoGreen   s net assets were derived. Refer to Rule
11-02(a)(11)(ii)(A) of
         Regulation S-X.
30. Please expand your discussion of pro forma adjustment (D) to show the gross amounts of share capital and share premium that resulted in the increase of $6 thousand and $35 million, respectively.
Management   s discussion and Analysis of financial Condition and Results of
Operations of
LHL, Lifezone Limited and KNL
Lifezone Limited
I. Critical Accounting Policies and Estimates
i. Revenue recognition, page 302

31.      We note your revenue is attributable to Lifezone Limited   s
consulting and management
         services with regard to its licenses of patents for use in mineral beneficiation operations primarily in Africa. Please expand your disclosureto further describe your accounting policy under the five-step process outlined in IFRS15 as specifically applied to your consulting and management services agreements.
Key Business and Non-IFRS Financial Measures, page 309

32. You disclose that you use projected Adjusted EBITDA as a key business and non-IFRS financial measure to to evaluate your business, identify trends affecting your business, formulate business plans and make strategic decisions and you present multiple calculations of this measure on pages 309 and 310. Your disclosure at page 159 appears to indicate that you view these amounts as prospective financial information that was provided to GoGreen in their evaluation of the Proposed Transactions. Please tell us whether you consider this measure as a non-GAAP financial measure subject to the
 Chris Showalter
FirstName  LastNameChris
Lifezone Metals Limited Showalter
Comapany
January 31,NameLifezone
            2023         Metals Limited
January
Page 8 31, 2023 Page 8
FirstName LastName
         provisions of Item 10(e) of Regulation S-K or if you are only providing these projections as prospective information for the reasons described at page 159. If the latter, please revise your disclosure to clarify the reasons the information was prepared and the purpose for their inclusion in the registration statement.
33. You present the table starting with the base case Adjusted EBITDA along with metal price sensitivity on 10% intervals and various cost estimates. Please revise to address the following:

                Clarify the period(s) of timeframe that these projections relate to;
                Further describe the costs included in your estimates of costs per ton, how you determined these cost amounts, and describe in detail the underlying assumptions used in determining these estimates;
                Explain how you determined the base prices for nickel, copper and cobalt and why you believe these prices are reasonable;
                Include in footnote (1), as an example, how base revenue of $1,258 million is calculated; and
                Clearly describe the basis for the operating expense and royalty amounts, the underlying assumptions used to determine these expenses and why you believe the underlying assumptions are reasonable.
Capital Expenditures
Lifezone Limited, page 310

34. You disclose that you estimate your IP Licensing business will require significant capital expenditure over the next 24 months. Please revise to separately quantify your estimates of capital expenditures for laboratory and test work facilities and research and development and patent applications.
Kabanga Nickel Limited, page 310

35. Please revise to further describe your plans to fund $1.3 billion of estimated capital expenditure required for the development of the Kabanga mining and refining operations.
Kabanga Nickel Limited
Consolidated Financial Statements For the Year Ended December 31, 2021 and 2020 Consolidated Statement of Cash Flows, page F-63

36. Please tell us your basis for presenting the release of the $8 million restricted deposit from escrow as a cash flow from operating activities.
Notes to the Consolidated Financial Statements
12 Interests in Other Entities, page F-77

37. We note that you assigned and recorded $12.7 million of the $13.5 million purchase price to intangible mining data in accounting for the purchase of Kabanga Holdings Limited and
 Chris Showalter
Lifezone Metals Limited
January 31, 2023
Page 9
         Romanex International Limited in April 2021. You also state that these two entities were the previous license holders and owners of assets related to the Kabanga nickel project.
         Please address the following points:
             Tell us your basis for assigning the majority of the purchase price to the mining data asset and how this asset is a valid recognizable intangible asset under IFRS, citing the authoritative guidance that supports your view.
             Tell us why no value was assigned to any licenses or exploration rights held by KHL and RIL related to the Kabanga nickel project
             Explain your basis for classifying the mining data asset as indefinite lived given that it is related to a mineral project.
General, page 1

38. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
39. We note certain language used throughout your filing that does not appear to be supported by a current mineral resource or reserve, as defined by Item 1300 of Regulation S-K, or by process testing using your proprietary technology, such as the disclosure on page 32
FirstName LastNameChris Showalter
       describing one of the world's largest and highest grade undeveloped sulphide deposits and
Comapany    NameLifezone
       proprietary         Metals Limited
                   green processing technologies. Please revise your filing to modify these
Januarydisclosures.
        31, 2023 Page 9
FirstName LastName
 Chris Showalter
FirstName  LastNameChris
Lifezone Metals Limited Showalter
Comapany
January 31,NameLifezone
            2023         Metals Limited
January
Page 10 31, 2023 Page 10
FirstName LastName
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Nick S. Dhesi